Exhibit 99.2
DON’T LET CF INDUSTRIES TAKE CONTROL OF TERRA
WITHOUT PAYING FULL AND FAIR VALUE FOR YOUR INVESTMENT
November 5, 2009
Dear Fellow Terra Shareholder:
Since January 2009, CF Industries Holdings, Inc. (“CF”) has made six separate proposals to acquire Terra, each of which was unanimously rejected by your Board of Directors as not in the best interests of Terra shareholders.
CF’s latest proposal is financially inadequate, even by applying valuation methodologies used by CF, and is only $2.00 per share more than the nominal value of its prior proposal. In addition, the cash component of CF’s latest proposal includes approximately $750 million of your own money — the special cash dividend of $7.50 per share which Terra’s Board announced in September and will pay you in December.
We urge you to reject CF’s efforts to advance its inadequate and opportunistic merger proposal. Do not support CF’s nominees at Terra’s Annual Meeting, scheduled for November 20, 2009, and do not sign any CF blue proxy card.
Protect your investment in Terra by voting the WHITE proxy card FOR Terra’s highly-qualified and experienced independent directors — Martha O. Hesse, Dennis McGlone, and Chairman, Henry R. Slack.
CF’S LATEST PROPOSAL IS INADEQUATE, OPPORTUNISTIC AND
NOT IN THE BEST INTERESTS OF TERRA AND ITS SHAREHOLDERS
In rejecting CF’s November 1, 2009 proposal to acquire Terra for the equivalent of $24.50 in cash (which equals the net value of CF’s announced proposal of $32.00 that will be reduced by Terra’s previously declared $7.50 per share special cash dividend) and 0.1034 of a share of CF common stock, your Board considered a number of factors, including the following:
•	CF’s proposal significantly undervalues Terra’s robust near- and long-term prospects, as illustrated by the following:
o	In its November 2, 2009 presentation, CF justifies its inadequate proposal using a 2010 EBITDA estimate for Terra of $525 million, which is significantly less than Terra’s projection of approximately $694 million.

o	Using CF’s own proposed multiple of 6.7x1, Terra’s projected 2010 EBITDA would indicate an enterprise value of $4.65 billion. Applying CF’s own adjustments, this would imply an equity value of $51.55 per share for Terra.

o	Alternatively, using CF’s mean Next Twelve Months EBITDA industry acquisition multiple of 7.6x2 would imply an enterprise value of approximately $5.27 billion for Terra. Applying CF’s own adjustments, this would imply an equity value of $57.74 per share for Terra, a price which would still be substantially accretive to CF.

o	Your Board believes that Terra’s premier facilities and assets would cost significantly more to replace than what CF is proposing to pay for Terra. As long-term capital intensive projects have become more challenging for industry participants and new entrants to undertake, the “scarcity value” of Terra’s facilities and assets is an important element of value that deserves appropriate compensation from CF. This value proposition can be illustrated by CF’s own proposed $2 billion investment in the highly capital intensive and risky greenfield project in Peru, which is likely to be cash flow negative for many years.
•	CF’s proposal includes $750 million of Terra shareholders’ own money. Your Board recently declared a $7.50 per share special cash dividend that will be paid in December 2009. By including in its cash consideration the amount of this special dividend, CF is essentially “offering” you money to which you are already entitled as a Terra shareholder.
TERRA IS WELL-POSITIONED FOR LONG-TERM GROWTH AND PROFITABILITY
We are confident that the continued execution of our focused and prudent strategy will produce greater value for Terra’s shareholders than CF’s latest proposal. Terra is a preeminent “pure play” nitrogen company that is poised to take advantage of an upsurge in demand from our agricultural and industrial customer base as the economic recovery continues.
•	Terra has a robust near-term outlook. With strong U.S. agricultural nitrogen demand and moderate gas costs expected, we expect the coming growing season will be an excellent one for Terra.
o	Terra’s projected operating improvements in 2010, specifically revenue growth of more than 25% over 2009 and robust operating margins, would result in EBITDA of approximately $694 million for the year.

o	Terra’s focus on higher margin and higher growth nitrogen products, including UAN, which has been among the fastest growing nitrogen products in the United States, leaves Terra well-positioned to benefit from strengthening prices. Analysts have forecast that UAN prices will appreciate in the near-term to better reflect its value to the end-user.[3] In anticipation of UAN’s continued growth and rebound in pricing, Terra is currently expanding its Woodward facility to nearly triple UAN capacity at that facility.

o	Analysts have forecast higher nitrogen prices in the Cornbelt in 2010 in response to increasing costs for European competitors and a return to historical premium pricing of Cornbelt ammonia.[4] Terra’s geographic advantages position us to benefit from this premium pricing as approximately 65% of Terra’s total North American ammonia production volume is located inland or in gas advantaged regions.
•	Your Board and management team are executing on a strategy that has and will continue to drive shareholder value.
o	Your Board has consistently delivered value to Terra shareholders. In fact, during the past four years, Terra has returned to Terra shareholders in the form of share buybacks and dividends more than $1 billion — representing more than 100% of Terra’s net income for the 15-quarter period ending September 30, 2009. This includes the $7.50 per share special cash dividend ($1.00 to $1.50 of which is estimated as a tax-free return of capital).

o	Terra has oriented its product mix to serve its core agricultural customers while also taking advantage of opportunities in industrial markets, which represent 29% of our business. In particular, there is significant upside in Terra’s leading Environmental Technologies business. By 2015, one product line of this business, DEF, is expected to produce $400-500 million in new annual revenues.

o	Terra will continue to make strategic bolt-on acquisitions that build shareholder value. For example, Terra recently announced an agreement to purchase a 50% interest in Agrium’s Carseland, Alberta nitrogen manufacturing facility. This acquisition would add a strong existing asset to Terra’s production portfolio at an attractive price and contribute accretive earnings in the first year.
DON’T VOTE FOR CF’S ATTEMPT TO PLACE THREE DIRECTORS ON YOUR BOARD
PROTECT THE VALUE OF YOUR INVESTMENT — VOTE YOUR WHITE PROXY CARD
TODAY
We see CF’s latest proposal as nothing more than a desperate attempt to gain your support for its nominees at the upcoming Annual Meeting. We believe that CF’s nominees, if elected, would work to advance CF’s interests and its inadequate proposal at the expense of Terra shareholders.
Your Board remains vigilant in the oversight of its fiduciary duties to you, the true owners of Terra, and remains open to considering any bona fide opportunity that creates meaningful value for all Terra shareholders.
RE-ELECT TERRA’S DIRECTORS WHO ARE COMMITTED
TO CONTINUING TO ACT IN THE BEST INTERESTS OF ALL TERRA SHAREHOLDERS
Your vote is IMPORTANT no matter how many shares you own. Please vote TODAY by telephone, Internet or by signing, dating and returning the enclosed WHITE proxy card. A postage-paid envelope is provided for your convenience. We urge you to discard any blue proxy card you may receive from CF.
If you have any questions concerning CF’s proposal or need additional copies of Terra’s publicly-filed materials, please contact MacKenzie Partners, Inc. at (800) 322-2885 (Toll-Free) or at (212) 929-5500 (Collect).
We appreciate your continued support.
Sincerely,

Michael L. Bennett	Henry R. Slack
President and Chief Executive Officer	Chairman of the Board

[1]	See CF Form 425 filed November 2, 2009 (page 5).

[2]	CF has noted appropriate precedent transaction multiples for completed transactions of 8.2x (median) and 7.6x (mean). See CF Form 425 filed November 2, 2009 (page 6).

[3]	BMO Capital Markets Research Comment, Terra Industries, November 3, 2009.

[4]	Bank of America Merrill Lynch Industry Overview, M&A ball in Agrium’s court, November 2, 2009.
Important Information and Where to Find It
On October 13, 2009, Terra filed with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement in connection with its 2009 Annual Meeting, and is mailing the definitive proxy statement to its shareholders. Investors and security holders are urged to read the definitive proxy statement relating to the 2009 Annual Meeting and any other relevant documents filed with the SEC (when available), because they contain important information. Investors and security holders may obtain a free copy of the definitive proxy statement and other documents that Terra files with the SEC (when available) at the SEC’s Web site at www.sec.gov and Terra’s Web site at www.terraindustries.com. In addition, the definitive proxy statement and other documents filed by Terra with the SEC (when available) may be obtained from Terra free of charge by directing a request to Terra Industries Inc., Attn: Investor Relations, Terra Industries Inc., 600 Fourth Street, P.O. Box 6000, Sioux City, IA 51102-6000.
Certain Information Concerning Participants
Terra, its directors, executive officers and certain employees specified in Annex A to Terra’s definitive proxy statement for the 2009 Annual Meeting, which was filed with the SEC on October 13, 2009, are participants in the solicitation of Terra’s security holders in connection with its 2009 Annual Meeting. Security holders may obtain information regarding the names, affiliations and interests of such individuals in Terra’s Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 27, 2009 and amended on April 28, 2009, and its definitive proxy statement for the 2009 Annual Meeting. To the extent holdings of Terra securities have changed since the amounts printed in the definitive proxy statement for the 2009 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s Web site at www.sec.gov and Terra’s Web site at www.terraindustries.com.
Forward-Looking Statements
Certain statements in this communication may constitute “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. As a result, these statements speak only as of the date they were made and Terra undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” and similar expressions are used to identify these forward-looking statements. In particular, statements about Terra’s projected financial performance and Terra’s plans or intentions regarding the completion of the Carseland acquisition and the benefits to Terra from such acquisition are forward-looking statements and may not necessarily occur. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. These risks, uncertainties and assumptions include, among others:
•	the risk that the closing of the Carseland acquisition, which is conditioned on the completion of Agrium’s unsolicited bid for CF, may not occur,

•	risks related to potential acquisition transactions,

•	changes in financial and capital markets,

•	general economic conditions within the agricultural industry,

•	competitive factors and price changes (principally, sales prices of nitrogen and methanol products and natural gas costs),

•	changes in product mix,

•	changes in the seasonality of demand patterns,

•	changes in weather conditions,

•	changes in environmental and other government regulation,

•	changes in agricultural regulations and

•	changes in the securities trading markets.
Additional information as to these factors can be found in Terra’s 2008 Annual Report/10-K and in Terra’s subsequent Quarterly Reports on Form 10-Q, in each case in the sections entitled “Business,” “Risk Factors,” “Legal Proceedings,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and in the Notes to the consolidated financial statements.
This communication includes projected financial performance information from Terra’s 2010 financial plan. These projections are necessarily based upon a variety of estimates and assumptions, including published third-party forecasts for product selling prices and current basis-adjusted Nymex natural gas futures prices, which, through currently considered reasonable by Terra, may not be realized and are inherently subject, in addition to the specific risks identified above, to business, economic, competitive, industry, regulatory, market and financial uncertainties and contingencies, many of which are beyond Terra’s control. There can be no assurance that the assumptions made in preparing the projected financial performance information will prove accurate. Accordingly, actual results may differ materially from the results projected.

If you have any questions, require assistance with voting your WHITE proxy card, or need additional copies of the proxy materials, please contact:
105 Madison Avenue
New York, NY 10016
email: terraproxy@mackenziepartners.com
(212) 929-5500 (Call Collect)
Or
TOLL-FREE (800) 322-2885